UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-           .1

ASX & MEDIA RELEASE
4 NOVEMBER, 2005

NOVOGEN ANNOUNCEMENT
At its Annual General Meeting held on 28 October 2005, the Chairman advised shareholders that the Company would be seeking to ascertain the reasons why a significant number of proxy votes had been cast against Resolution 2, which related to the adoption of the Remuneration Report for the year ended 30 June 2005, to determine whether there was a need for the Company to review its remuneration policies.
The Company disclosed to ASX on 28 October 2005 that 4,629,522 proxy votes had been cast in favour of Resolution 2 and 12,193,974 proxy votes had been cast against Resolution 2.
The Company has commenced its inquiry and has now been informed that 3 shareholders holding more than 12,000,000 of the shares representing the proxy votes cast against Resolution 2 retain a third party independent proxy voting agent. Due to a voting systems error, those 3 shareholders were not given the opportunity to give voting instructions on Resolution 2 when they should have been. The Company has been advised that if the voting systems error had not occurred and voting instructions had been sought, those 3 shareholders would have voted for Resolution 2. Those shareholders have apologised to the Company for this voting error and for any confusion the incorrect vote has caused. Whilst this does not impact on the validity of the proxy votes cast it is a factor that the Company will take into account in determining whether it needs to review its remuneration policies.

ISSUED FOR	:	NOVOGEN LIMITED
LISTINGS		:	ASX (CODE NRT), NASDAQ (CODE NVGN).

FOR FURTHER
INFORMATION :	:	MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED
		TEL (02) 9878 0088	http://www.novogen.com

3 November 2005
Dear Novogen Shareholder
Novogen Limited (Novogen) — Results of Annual General Meeting
I am writing to you to clarify certain issues relating to the outcome of a vote taken on an ordinary resolution put to Novogen’s shareholders at its Annual General Meeting (Meeting) held on 28 October 2005.
In an announcement to Australian Stock Exchange Limited (ASX) entitled Results of Novogen Limited Annual General Meeting dated 28 October 2005 (ASX Announcement), Novogen advised that in respect of Resolution 2, which related to the adoption of Novogen’s Remuneration Report for the year ended 30 June 2005, there was a “majority vote on a show of hands in favour and the 12.5% proxy vote against was noted by the Chairman for this non-binding ordinary resolution.”
To clarify, Resolution 2 was passed on a show of hands at the Meeting. However, as I stated at the Meeting a significant number of proxy votes, specifically 12,193,974 were cast against the resolution. I also stated that this number represented 12.5% of the shares on issue on the presentation slide showed that this represented approximately 70% of all the votes cast by proxy.
Given the significant number of votes cast against the resolution by proxy, a poll should have been called. I did not call a poll because I had understood (incorrectly as it now transpires) that the purpose of an advisory resolution was to give shareholders an opportunity to discuss and challenge Novogen’s remuneration policies. I incorrectly thought that if those views were acknowledged by the Company and recorded then the resolution would have achieved its advisory purpose regardless of whether the resolution was formally passed or not. I apologise to any shareholder who felt disenfranchised by my misunderstanding and assure you it was not my intention to disregard in any way the views you were seeking to express.
As stated at the meeting, Novogen is seeking to understand the reasons for the lack of proxy support for Resolution 2, and to this end has sought to contact a number of the more significant shareholders who cast proxy votes against Resolution 2 to ascertain why they did so. If you cast a vote by proxy against Resolution 2, we would certainly be interested in hearing from you and your reasons for doing so. Once we properly understand the reasons, Novogen will be in a position to determine whether there is a need to review its remuneration policies. We hope to be in a position to make this determination by 31 December, 2005.
If it is determined that Novogen’s remuneration policies require review, full details of what the review will involve will be announced to ASX.
Yours sincerely

Philip A Johnston
Chairman

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

4 November 2005	By

Ronald Lea Erratt Company Secretary